# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ProPetro Holding Corp., CIK 0001680247
CUSIP: 74347M108
Title of class of securities: Common Stock
Address of issuer's principal executive offices: P.O. BOX 873, P.O. BOX 873, MIDLAND, Texas (TX), 79702
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001822531-25-000008
Filed by CIK 0001822531

## Reporting persons
- Sourcerock Group LLC: type of reporting person: investment adviser (IA); sole voting power 5,422,407; sole dispositive power 5,422,407; aggregate amount beneficially owned 5,422,407 (5.2% of the class)

## Item 1. Issuer
Name of issuer: ProPetro Holding Corp.
Address of issuer's principal executive offices: P.O. BOX 873, P.O. BOX 873, MIDLAND, TEXAS, 79702.

## Item 2. Person Filing
Name of person filing: Sourcerock Group, LLC
Address of principal business office or, if none, residence: 210 University Blvd. Suite 330 Denver, CO 80206
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 5,422,407
Percent of class: 5.22
Sole power to vote or to direct the vote: 5,422,407
Sole power to dispose or to direct the disposition: 5,422,407

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Sourcerock Group LLC: Andrew Haley, Chief Compliance Officer (11/06/2025)